Pfizer Inc.
235 East 42nd Street
New York, N.Y. 10017-5755

April 10, 2013

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re:	Pfizer Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013

File No. 001-03619

Dear Mr. Riedler:

Pfizer Inc. (“Pfizer”, the “Company” or “we”) is submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 28, 2013, with respect to Pfizer’s Form 10-K filed with the Commission on February 28, 2013 for the fiscal year ended December 31, 2012 (SEC File No. 001-03619).

Set forth below is the heading and text of the Staff’s comment, followed by our response.

Risk Factors
Counterfeit Products, page 29

1.
We note the discussion of how counterfeit medicines could adversely affect your business by causing the loss of patient confidence in the Pfizer name and in the integrity of your medicines.  We also note articles on your website that describe the pervasiveness and estimated amount of sales of counterfeit products.  Please provide proposed disclosure for inclusion in future filing beginning with your Form 10-Q to be filed for the quarter ended March 31, 2013 that expands your risk factor disclosure regarding counterfeit medicines to:

●	quantify the magnitude of the problem for your company and your industry;
●	describe the actions you have taken and the costs you have incurred to confront the issue; and
●	discuss additional possible adverse impacts on your business including product recalls and loss of sales.

Response

In response to the Staff’s comment, we respectfully provide the following information:

The Company will revise its “Counterfeit Products” risk factor disclosure in our first Quarterly Report on Form 10-Q following the resolution of the Staff’s comment, substantially as indicated by the underlined language below.  The Company will include comparable language in subsequent Annual Reports on Form 10-K, to the extent such language, or modified language, remains appropriate.

“Counterfeit Products

A counterfeit medicine is one that has been deliberately and fraudulently mislabeled as to its identity and source. A counterfeit Pfizer medicine, therefore, is one manufactured by someone other than Pfizer, but which appears to be the same as an authentic Pfizer medicine.  The prevalence of counterfeit medicines is a significant and growing industry-wide issue due to a variety of forces, including, but not limited to, the following: the widespread use of the internet, which has greatly facilitated the ease by which counterfeit medicines can be advertised, purchased and delivered to individual patients; the availability of sophisticated technology that makes it easier for counterfeiters to make counterfeit medicines; the growing involvement in the medicine supply chain of under-regulated wholesalers and repackagers; the importation of medicines across borders; and the relatively modest risk of penalties faced by counterfeiters.  Further, laws against pharmaceutical counterfeiting vary greatly from country to country and the enforcement of existing law varies greatly from jurisdiction to jurisdiction. For example, in some countries, pharmaceutical counterfeiting is not a crime; in others, it may result in only minimal sanctions.  In addition, those involved in the distribution of counterfeit medicines use complex transport routes in order to evade customs controls by disguising the true source of their product.

Counterfeit medicines pose a risk to patient health and safety because of the conditions under which they are manufactured—in unregulated, unlicensed, uninspected and often unsanitary sites—as well as the lack of regulation of their contents.  Failure to mitigate the threat of counterfeit medicines, which is exacerbated by the complexity of our supply chain, could adversely impact our business, by, among other things, causing the loss of patient confidence in the Pfizer name and in the integrity of our medicines, potentially resulting in lost sales, product recalls, and an increased threat of litigation.

We undertake significant efforts to counteract the threats associated with counterfeit medicines, including, among other things, working with the FDA and other regulatory authorities and multinational coalitions to combat the counterfeiting of medicines and supporting efforts by law enforcement authorities to prosecute counterfeiters; assessing new and existing technologies to seek to make it more difficult for counterfeiters to copy our products and easier for patients and healthcare providers to distinguish authentic from counterfeit medicines; implementing business practices designed to protect patient health; promoting public policy that will hinder counterfeiting; and working collaboratively with wholesalers, pharmacies, customs offices, and law enforcement agencies to increase inspection coverage, monitor distribution channels, and improve surveillance of distributors and repackagers.  No assurance can be given, however, that our efforts and the efforts of others will be successful, and the presence of counterfeit medicines may continue to increase.”

We also respectfully advise the Staff that we believe that the magnitude of the counterfeiting problem, both with respect to our Company and our industry, cannot be reliably quantified.  While there are wide-ranging estimates by third parties purporting to quantify the problem for the industry, these data are not verifiable.  Moreover, these data would not necessarily correlate to lost sales, as we would not be able to reliably determine the products – whether Pfizer products or products industry-wide – that might have been purchased through the legitimate supply chain had such counterfeit products not been available.

As requested, we acknowledge the Staff’s position that:

●	Pfizer is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	Pfizer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Please do not hesitate to contact me at 212-733-7513 with any questions or comments.

Very truly yours,

/s/ Matthew Lepore
Matthew Lepore
Vice President and Corporate Secretary, Chief
Counsel – Corporate Governance

cc:           Loretta V. Cangialosi
Senior Vice President and Controller

Frank A. D’Amelio
Executive Vice President, Business Operations and Chief Financial Officer

Dennis Whalen
Partner – KPMG LLP

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